UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ELIZABETH ARDEN, INC.

(Name of Subject Company (issuer))

ELIZABETH ARDEN, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28660G106

(CUSIP Number of Class of Securities)

Oscar E. Marina

Elizabeth Arden, Inc.

2400 SW 145th Avenue

Miramar, Florida 33027

(954) 364-6900

Copy to:

Michael J. Aiello

Howard Chatzinoff

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153-0119

(212) 310–8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

The name of the subject company is Elizabeth Arden, Inc., a Florida corporation (“Elizabeth Arden”). Elizabeth Arden’s principal executive offices are located at 2400 S.W. 145th Avenue, Miramar, Florida 33027, and its telephone number at that address is (954) 364–6900.

The class of equity securities to which this Schedule 14D–9 (this “Schedule”) relates is Elizabeth Arden’s common stock, par value $0.01 per share (“Elizabeth Arden Common Stock”).

As of August 21, 2014, there were 29,811,655 shares of Elizabeth Arden Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person

This Schedule is being filed by Elizabeth Arden. Elizabeth Arden’s name, business address and business telephone number are set forth in Item 1 above.

This Schedule relates to the tender offer by Nightingale Onshore Holdings L.P., a Delaware limited partnership, and Nightingale Offshore Holdings L.P., a Delaware limited partnership (together, the “Purchasers”), as disclosed in a Tender Offer Statement on Schedule TO filed by Purchasers (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on August 27, 2014, to purchase up to 6,442,013 shares of Elizabeth Arden Common Stock, constituting approximately 20% of the outstanding shares of Elizabeth Arden Common Stock as of the date and time of the expiration of the offer, at a purchase price of $17.00 per share, net to the seller in cash, without interest and less applicable withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2014 (together with any amendments and supplements thereto, the “Offer”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(C), respectively.

The Schedule TO was filed on behalf of the Purchasers, Nightingale GP LLC, and Rhône Capital IV L.P (“Rhône Capital IV”). As disclosed in the Schedule TO, Nightingale GP LLC is the general partner of Purchasers and all of the limited partnership interests in Purchasers are owned, directly or indirectly, by certain investment funds controlled by Rhône Capital IV.

As set forth in the Schedule TO, the principal executive offices of each of Purchasers, Nightingale GP LLC, and Rhône Capital IV are located at 630 Fifth Avenue, Suite 2710, New York, New York 10111, and the telephone number at such address is (212) 218-6700.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Background of the Offer

The management and the board of directors of Elizabeth Arden regularly reviews and considers various potential strategic alternatives for the company in light of business, market, regulatory and economic trends and developments. These discussions have included, among other things, possible strategic transactions, investments and other business initiatives intended to create or enhance shareholder value.

At a meeting held on February 2, 2014, the Elizabeth Arden board of directors and representatives of Goldman, Sachs & Co., which we refer to as “Goldman Sachs”, financial advisor to Elizabeth Arden, reviewed and discussed with the board of directors, among other things, potential strategic alternatives that might be available to Elizabeth Arden.

On February 16, 2014, E. Scott Beattie, Chairman, President and Chief Executive Officer of Elizabeth Arden met with representatives of a company in the cosmetics industry, which we refer to herein as “Party A” and Party A’s financial advisor, at which meeting Party A expressed to Mr. Beattie an interest in exploring a potential strategic transaction with Elizabeth Arden.

From late February 2014 through April 2014, at the request of the Elizabeth Arden board of directors, representatives of Goldman Sachs held discussions with various parties regarding their interest in exploring a potential strategic transaction with Elizabeth Arden. Of the parties that Goldman Sachs had discussions with, two (2) parties, one of which was Party A and the other we refer to herein as “Party B”, entered into a confidentiality agreement, received a confidential information memorandum regarding Elizabeth Arden and its subsidiaries, met with representatives of Elizabeth Arden’s senior management team to discuss a potential transaction and expressed an interest in acquiring Elizabeth Arden.

On April 2, 2014, Party A submitted a written preliminary and non-binding indication of interest in acquiring Elizabeth Arden, which we refer to as the “Party A Non-Binding Offer”. The preliminary and non-binding indication of interest contained a number of conditions including, among other things, Party A obtaining requisite internal approvals and the satisfactory completion of due diligence.

In mid-April 2014, Party B contacted representatives of Goldman Sachs to orally express a preliminary and non-binding indication of interest in acquiring Elizabeth Arden, subject to a number of conditions including, among other things, satisfactory completion of due diligence, which we refer to as the “Party B Oral Offer”.

On April 23, 2014, at a regularly scheduled meeting of the Elizabeth Arden board of directors, Goldman Sachs reviewed with the board of directors the status of discussions with the parties it had contacted in connection with exploring a strategic transaction involving Elizabeth Arden. Goldman noted that it had received indications of interest from two parties and reviewed and discussed with the board the terms of the Party A Non-Binding Offer and Party B Oral Offer. After review and consideration and in consultation with Goldman Sachs and Elizabeth Arden’s legal advisor Weil, Gotshal and Manges LLP, which we refer to as “Weil”, the Elizabeth Arden board of directors unanimously determined to proceed with discussions with Party A and directed Weil to provide a draft merger agreement to Party A and its advisors. Following the meeting, Weil provided a draft merger agreement to Goldman Sachs to be distributed to Party A and its advisors for review.

On April 28, 2014, Party A informed Elizabeth Arden that it would consider making a minority investment in Elizabeth Arden and not an acquisition of the entire company.

On May 6, 2014, at a regularly scheduled meeting of the Elizabeth Arden board of directors, representatives of Goldman Sachs reviewed with the board of directors the status of discussions with potential interested parties, including the status of discussions with Party A and Party B. Representatives of Goldman Sachs informed the board of directors that Party A would consider making a minority investment in Elizabeth Arden and not an acquisition of the entire company. Representatives of Goldman Sachs also informed the board that discussions with Party B were put on hold after Party B expressed concern about Elizabeth Arden’s recent financial performance. After review and consideration, and in consultation with Goldman Sachs and Weil, the Elizabeth Arden board of directors unanimously determined to continue discussions with Party A regarding a minority investment and directed Goldman to contact other parties that might be interested in a minority investment in Elizabeth Arden.

During May 2014, at the direction of the Elizabeth Arden board of directors, representatives of Goldman Sachs contacted various parties regarding their interest in exploring a potential minority investment transaction with Elizabeth Arden, including Rhône Capital L.L.C., which we refer to as “Rhône Capital.”

On May 12, 2014, Elizabeth Arden issued a press release publicly announcing its earnings for the quarter ended March 31, 2014 and that it had engaged Goldman Sachs to assist the Elizabeth Arden board of directors in connection with Elizabeth Arden’s exploration of potential strategic alternatives to enhance shareholder value and to accelerate the growth and maximize the value of its brand portfolio.

On May 28, 2014, Rhône Capital IV L.P., an affiliate of Rhône Capital, entered into a confidentiality agreement with Elizabeth Arden, pursuant to which Elizabeth Arden provided Rhône Capital IV and its representatives, on a confidential basis, certain information concerning Elizabeth Arden for the purpose of Rhône Capital IV’s evaluation of a possible minority investment transaction with Elizabeth Arden. Also on May 28, 2014, M. Steven Langman, co-founder and managing director of Rhône Group L.L.C., an affiliate of Rhône Capital IV (“Rhône Group”), Patrick Mundt, a principal at Rhône Group, Mr. Beattie and representatives of Goldman Sachs met to discuss the possibility of an investment by investment funds controlled by Rhône Capital IV in Elizabeth Arden.

On June 1, 2014, Elizabeth Arden granted Rhône Capital IV access to an electronic dataroom containing information about Elizabeth Arden and its subsidiaries.

On several occasions during June and July 2014, representatives of Rhône Capital IV, including Mr. Langman, Franz-Ferdinand Buerstedde and Mr. Mundt, and representatives of Lazard Frères & Co. LLC, financial advisor to Rhône Capital IV, which we refer to as “Lazard”, met with certain members of senior management of Elizabeth Arden, including Mr. Beattie, to discuss Elizabeth Arden’s business and operations. During such period, Rhône Capital IV continued to conduct due diligence with respect to the materials made available to Rhône Capital IV in the electronic dataroom.

On June 19, 2014, representatives of Party A informed representatives of Goldman Sachs that Party A was no longer interested in acquiring an equity interest in Elizabeth Arden but would consider entering into various commercial agreements with the company.

During the diligence process, representatives of Rhône Capital IV and Elizabeth Arden were of the view that a significant investment by investment funds controlled by Rhône Capital IV, with its investment experience, international presence and prior experience in the consumer products, retail and beauty sectors, could help support Elizabeth Arden’s business development. Representatives of Elizabeth Arden informed representatives of Rhône Capital IV that it did not require a significant capital infusion from its affiliated investment funds and, therefore, would not object if most of their interest in Elizabeth Arden was acquired from existing shareholders of Elizabeth Arden through open market purchases, block trades or tender offers. Rhône Capital IV’s representatives advised Elizabeth Arden that, although its controlled investment funds did not want to be obligated to purchase additional shares of common stock of Elizabeth Arden, it had the intention to increase its ownership of common stock, subject to market conditions and applicable legal and regulatory requirements, including through open market purchases, block trades or tender offers. In purchasing additional shares, Elizabeth Arden insisted that Rhône Capital IV and its affiliates beneficially own no more than 30% of the shares of capital stock of Elizabeth Arden.

During July 2014, representatives of Goldman Sachs and Lazard negotiated, on behalf of their respective clients, a term sheet outlining the potential minority investment transaction. The negotiated term sheet provided that, among other things, funds controlled by Rhône Capital IV would invest $50 million in Elizabeth Arden in exchange for (i) redeemable preferred stock with an aggregate liquidation preference of $50 million and a 5.0% cumulative dividend payable quarterly, (ii) warrants to purchase common stock with an exercise price equal to the volume weighted average price per share of Elizabeth Arden for a period of five trading days prior to Elizabeth Arden’s earnings announcement for the year ended June 30, 2014 and (iii) a shareholders agreement to address certain rights and obligations of Elizabeth Arden and Rhône Capital IV, including Rhône Capital IV’s right to appoint a director to Elizabeth Arden’s board upon closing of the investment, Rhône Capital IV’s right to appoint a second director to Elizabeth Arden’s board in the event Rhône Capital IV held 20% or more of Elizabeth Arden’s common stock and prohibiting Rhône Capital IV and its affiliates from acquiring more than 30% of the shares of capital stock of Elizabeth Arden.

On July 31, 2014, Rhône Capital IV and Elizabeth Arden agreed to the material provisions of the transaction on the terms and conditions set forth in the negotiated term sheet, subject to the negotiation and execution of definitive documentation and approval of the Elizabeth Arden board of directors and the investment committee of Rhône Capital.

On August 5, 2014, at a meeting of the Elizabeth Arden board of directors, representatives of Goldman Sachs and Weil reviewed with the board of directors the material terms and conditions of the transaction set forth in the negotiated term sheet. After review and consideration and in consultation with Goldman Sachs and Weil, the board of directors unanimously determined to move forward with the proposed minority investment transaction on the terms and conditions set forth in the negotiated term sheet, subject to the negotiation and execution of definitive documentation. The board of directors then directed Weil to coordinate with Rhône Capital IV’s legal advisor, Wachtell Lipton, Rosen & Katz, which we refer to as “Wachtell Lipton,” on the drafting of definitive documentation. Following the meeting, representatives of Weil were informed by representatives of Wachtell Lipton that Rhône Capital IV instructed Wachtell Lipton to draft definitive transaction documents.

Between August 8, 2014 and August 10, 2014, Wachtell Lipton delivered initial drafts of the purchase agreement, the shareholders agreement, the articles of amendment to Elizabeth Arden’s amended and restated articles of incorporation and the form of warrants. Between August 11, 2014 and August 19, 2014, Wachtell Lipton and Weil negotiated the terms of the transaction documents. Also during this period, Goldman Sachs and Lazard engaged in several conference calls, and representatives of Rhône Capital IV engaged in multiple conference calls with Elizabeth Arden in an effort to resolve open issues in the transaction documents.

On August 18, 2014, at a special meeting of the Elizabeth Arden board of directors, representatives of Goldman Sachs and Weil reviewed with the board of directors the terms and conditions of the transaction documents. After review and consideration and in consultation with Goldman Sachs and Weil, the board of directors unanimously determined to approve the minority investment transaction and the transaction documents related thereto, including the issuance of Series A Serial preferred stock with an aggregate liquidation preference of $50 million and directed and authorized its advisors to seek to finalize the transaction documents and the transactions related thereto on the terms described to the Elizabeth Arden board of directors at the meeting.

On the morning of August 19, 2014, the transaction documents were executed and Elizabeth Arden announced the investment by the Purchasers, together with its announcement of financial results for the fiscal year ended June 30, 2014.

As part of the August 19, 2014 announcement, Elizabeth Arden stated that the Purchasers purchased $50 million of redeemable preferred stock of Elizabeth Arden and warrants to purchase up to 2,452,267 shares of Elizabeth Arden Common Stock at an exercise price of $20.39 per share, representing approximately 7.6% of Elizabeth Arden Common Stock outstanding on an as-exercised basis.

On August 25, 2014, the Purchasers issued a joint press release announcing that they intended to commence a partial tender offer to purchase up to 6,442,013 shares of Elizabeth Arden Common Stock, constituting approximately 20% of the outstanding shares of Elizabeth Arden Common Stock (including shares of common stock underlying warrants held by the Purchasers), at a price of $17.00 per share in cash.

On August 27, 2014, the Purchasers, Nightingale GP LLC and Rhône Capital IV commenced a partial tender offer to purchase up to 6,442,013 shares of Elizabeth Arden Common Stock at a price of $17.00 per share in cash by filing a Tender Offer Statement on Schedule TO with the SEC. On the same date, Elizabeth Arden issued a press release announcing that its board of directors, in consultation with senior management and its financial and legal advisors, would evaluate the Offer and advise the Elizabeth Arden shareholders of its position regarding the Offer within ten business days of the commencement of the Offer. In the press release, Elizabeth Arden requested that its shareholders defer further action with respect to the Offer until they were advised of the board of directors’ position.

On September 3, 2014, at a special meeting of the Elizabeth Arden board of directors, the Elizabeth Arden board of directors met to evaluate the relative merits of the Offer and formulate a recommendation to Elizabeth Arden shareholders regarding the Offer. At the meeting, representatives of Goldman Sachs presented to the board of directors, among other things, a summary of the terms and conditions of the Offer, a comparison of the Offer Price against Elizabeth Arden’s historical stock price performance and a comparison of the multiple implied by the Offer Price against Elizabeth Arden’s historical multiples. The Elizabeth Arden board of directors then considered Elizabeth Arden’s obligation pursuant to the federal securities laws to issue a statement on Schedule 14D–9. After review and consideration, the Elizabeth Arden board of directors unanimously determined, in consultation with Goldman Sachs and Weil, to express no opinion and remain neutral with respect to the Offer for the reasons discussed in Item 4 below.

Material Agreements

The following descriptions of the agreements entered into in connection with the transaction with the Purchasers are qualified in their entirety by reference to such agreements attached as exhibits to Elizabeth Arden’s Form 8-K filed with the SEC on August 19, 2014.

Elizabeth Arden entered into a securities purchase agreement (the “Purchase Agreement”) on August 19, 2014, with the Purchasers pursuant to which Elizabeth Arden, on August 19, 2014, issued and sold to the Purchasers, for an aggregate of $50 million in cash, the following:

•	50,000 shares of a new Series A Serial Preferred Stock, par value $0.01 per share (the “Series A Serial Preferred Stock”); and

•	warrants for the purchase of up to 2,452,267 shares of Elizabeth Arden Common Stock, at an exercise price (the “Warrant Price”) of $20.39 per share (the “Warrants”).

Pursuant to the terms of the Purchase Agreement, Elizabeth Arden also effected an amendment to its Amended and Restated By-Laws (the “Amended and Restated By-Laws”) as necessary to effect the voting and director designation rights of the Series A Serial Preferred Stock.

Securities Purchase Agreement

The following is a summary of certain provisions of the Purchase Agreement by and among Elizabeth Arden and the Purchasers. This summary is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to the Form 8-K filed by Elizabeth Arden on August 19, 2014, which is incorporated herein by reference. Copies of the Purchase Agreement and any other filings that we make with the SEC with respect to the Offer, may be obtained in the manner set forth in Item 8—“Additional Information.” Shareholders and other interested parties should read the Purchase Agreement for a more complete description of the provisions summarized below.

Sale and Purchase. Elizabeth Arden issued and sold to the Purchasers, for the aggregate price of $50 million in cash (the “Purchase Price”) (a) 21,996 shares of Series A Serial Preferred Stock to Nightingale Onshore Holdings L.P.; (b) Warrants to purchase 1,078,805 shares of Common Stock to Nightingale Onshore Holdings L.P.; (c) 28,004 shares of Series A Serial Preferred Stock to Nightingale Offshore Holdings L.P.; and (d) Warrants to purchase 1,373,462 shares of Common Stock to Nightingale Offshore Holdings L.P.

Representations and Warranties. The Purchase Agreement contains representations and warranties of Elizabeth Arden and the Purchaser.

Some of the representations and warranties in the Purchase Agreement made by Elizabeth Arden are qualified as to materiality or Material Adverse Effect. As defined in the Purchase Agreement, “Material Adverse Effect” means an event or effect that would (a) have a material adverse effect on the legality, validity or enforceability of the Purchase Agreement, the Shareholders Agreement or the transactions contemplated thereby; (b) have a material adverse effect on the business, operations or financial condition of Elizabeth Arden that is material and adverse to Elizabeth Arden and its subsidiaries, taken as a whole; or (c) prohibit or otherwise materially interfere with the ability of Elizabeth Arden to perform any of its obligations under the Purchase Agreement or the Shareholders Agreement subject to certain exceptions.

In the Purchase Agreement, Elizabeth Arden has made customary representations and warranties to the Purchasers with respect to, among other things, organization, power and authority; authorization; execution and due authority; no conflicts; consents, approvals or waivers; legal and governmental proceedings; compliance with laws; Elizabeth Arden SEC documents; no material adverse effect; financial statements and material liabilities; no registration rights; antitakeover provisions; no general solicitation; and disclosure.

In the Purchase Agreement, the Purchasers have made customary representations and warranties to Elizabeth Arden, including representations relating to organization, power and authority; execution and due authority; no conflicts; purchase for investment; and accredited investor.

Fees and Expenses. Each party is responsible for all costs and expenses incurred by it in connection with the Purchase Agreement and the sale and purchase of the Securities.

Governing Law. The Purchase Agreement is governed by New York law, other than to the extent the laws of Florida mandatorily apply.

Series A Serial Preferred Stock

The terms, rights, obligations and preferences of the Series A Serial Preferred Stock are set forth in the Articles of Amendment to Elizabeth Arden’s Amended and Restated Articles of Incorporation (the “Articles of Amendment”). This summary is qualified in its entirety by reference to the full text of the Articles of Amendment, a copy of which is filed as Exhibit 3.1 to the Form 8-K filed by Elizabeth Arden on August 19, 2014, which is incorporated herein by reference. Copies of the Articles of Amendment and any other filings that we make with the SEC with respect to the Offer may be obtained in the manner set forth in Item 8—“Additional Information.” Shareholders and other interested parties should read the Articles of Amendment for a more complete description of the provisions summarized below.

Dividends. Dividends on the Series A Serial Preferred Stock are payable at the per annum dividend rate of 5% of the liquidation preference, which is initially $1,000 per share (the “Liquidation Preference”). No cash dividend may be declared or paid on Common Stock or other classes of stock over which the Series A Serial Preferred Stock has preference unless full cumulative dividends have been or contemporaneously are declared and paid in cash on the Series A Serial Preferred Stock. The Series A Serial Preferred Stock will also participate in dividends declared or paid, whether in cash, securities or other property, on the shares of Common Stock for which the outstanding Warrants are exercisable. Pursuant to the Articles of Amendment, if and to the extent that Elizabeth Arden does not pay the entire dividend to which holders of Series A Serial Preferred Stock are entitled for a particular period in cash on the applicable dividend payment date, preferential cash dividends will accrue on such unpaid amounts (and on any unpaid dividends in respect thereof) at 5% per annum, and will compound on each dividend payment date, until paid.

Ranking. The Series A Serial Preferred Stock has an aggregate liquidation preference of $50 million, and ranks junior to all of Elizabeth Arden’s liabilities and obligations to creditors with respect to assets available to satisfy claims against Elizabeth Arden and senior to all other classes of stock over which the Series A Serial Preferred Stock has preference, including Common Stock.

Convertibility. The Series A Serial Preferred Stock will not be convertible into Common Stock at any time.

Redemption at the Option of the Holder. Each share of Series A Serial Preferred Stock is redeemable at the option of the holder at any time on or after August 19, 2022, at a redemption price equal to 100% of the Liquidation Preference of the shares of Series A Serial Preferred Stock to be redeemed plus accrued but unpaid dividends.

Redemption at the Option of Elizabeth Arden. The Series A Serial Preferred Stock is also redeemable at the option of Elizabeth Arden at the following redemption prices and times:

Percentage of Liquidation Preference of each share of Series A Serial Preferred Stock to be redeemed*	Timing of Redemption Right
103%	On or after August 19, 2016 but prior to August 19, 2019
102%	On or after August 19, 2019 but prior to August 19, 2020
101%	On or after August 19, 2020 but prior to August 19, 2021
100%	On or after August 19, 2021

*	In each case, plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the earlier of the date of the redemption or the date of constructive redemption.

Right to Elect Board Members. So long as the Purchasers beneficially own a majority of the outstanding shares of Series A Serial Preferred Stock, the holders of a majority of such outstanding shares, voting separately as a class, will have the right (the “Designation Rights”) to elect the following number of directors to the board of directors of Elizabeth Arden at any meeting of shareholders of the Corporation (or by written consent) at which directors are to be elected, designated or appointed: (i) for so long as Purchasers’ Percentage Interest (as defined in the Shareholders Agreement) as of the record date for such meeting (or action by written consent) is equal to or more than the percentage of Common Stock represented by the shares underlying the Warrants as of the date of issuance (approximately 7.6%) (the “Minimum Threshold”) but less than 20% (the “20% Threshold”), one member of the board of directors; or (ii) if the Percentage Interest as of the record date for such meeting (or action by written consent) is at least the 20% Threshold, two members of the board of directors.

Voting Rights. Except as required by law or otherwise provided in the Articles of Amendment, the holders of shares of Series A Serial Preferred Stock and the holders of shares vote together as one class on all other matters submitted to a vote of the shareholders of Elizabeth Arden. Each share of Series A Serial Preferred Stock is entitled to a number of votes (rounded down to the nearest whole number) equal to (i) the aggregate number of shares for which the outstanding Warrants are exercisable (regardless of whether or not such Warrants could legally be exercised at such time and regardless of whether the holder of the Series A Serial Preferred Stock is also the holder of Warrants) divided by (ii) the number of outstanding shares of Series A Serial Preferred Stock, determined as of the record date for the determination of holders of shares entitled to vote on any such matter.

Change of Control. In the event of a change of control of Elizabeth Arden at a price per share below $24.00, the holders of the Series A Serial Preferred Stock will have the right to require Elizabeth Arden to repurchase each share of Series A Serial Preferred Stock held by such holder for cash at a repurchase price equal to (provided that doing so does not cause a default or event of default under Elizabeth Arden’s indenture, credit facilities and certain other debt documents and there are sufficient funds legally available therefor):

Percentage of Liquidation Preference of each share of Series A Serial Preferred Stock to be repurchased*	Change of Control Date
120%	Prior to August 19, 2015
110%	On or after August 19, 2015 but prior to August 19, 2016
105%	On or after August 19, 2016 but prior to August 19, 2017
101%	On or after August 19, 2017

*	In each case, plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the date of repurchase.

Warrants

The following is a summary of certain provisions of the Warrants. This summary is qualified in its entirety by reference to the full text of the form of Warrant, a copy of which is filed as Exhibit 4.1 to the Form 8-K filed by Elizabeth Arden on August 19, 2014, which is incorporated herein by reference. Copies of the form of Warrant and any other filings that we make with the SEC with respect to the Offer, may be obtained in the manner set forth in Item 8—“Additional Information”. Shareholders and other interested parties should read the form of Warrant for a more complete description of the provisions summarized below.

The Warrants are exercisable at any time on or prior to August 19, 2024 at an exercise price of $20.39 per share. The Warrant Price may be paid, at the option of the holder, in cash or by surrendering to the Company shares of Series A Serial Preferred Stock having an aggregate liquidation preference plus accrued and unpaid dividends equal to the aggregate exercise price. Alternatively, subject to certain exceptions in the case of a Mandatory Exercise (as defined below), if the market price (as determined pursuant to the Warrant) (the “Market Price”) of the Common Stock is greater than the Warrant Price, the holder may elect to surrender the Warrant and receive shares of Common Stock in respect of the Warrant equal to the value, as determined pursuant to the Warrant, of the Warrant, subject to certain restrictions.

After August 19, 2019, Elizabeth Arden may require the exercise of the Warrants if the volume weighted average sale price for the shares, determined as provided in the Warrants, exceeds 150% of the exercise price for ten (10) consecutive trading days (a “Mandatory Exercise”). Payment of the exercise price in the case of a Mandatory Exercise is required to be made first by surrender of shares of Series A Serial Preferred Stock held by the Warrant holder.

The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants are subject to adjustment, as provided in the Warrants, including if Elizabeth Arden, on or after August 19, 2017, issues or sells shares for a price lower than the market price of the Warrants.

Shareholders Agreement

The following is a summary of certain provisions of the Shareholders Agreement by and among Elizabeth Arden and Purchasers. This summary is qualified in its entirety by reference to the full text of the Shareholders Agreement, a copy of which is filed as Exhibit 4.2. to the Form 8-K filed by Elizabeth Arden on August 19, 2014, which is incorporated herein by reference. Copies of the Shareholders Agreement and any other filings that we make with the SEC with respect to the Offer, may be obtained in the manner set forth in Item 8—“Additional Information”. Shareholders and other interested parties should read the Shareholders Agreement for a more complete description of the provisions summarized below.

Rights to Board Member and Committee Nomination. Under the terms of the Shareholders Agreement, from and after the date the Purchasers are no longer entitled, in their capacity as holders of Series A Serial Preferred Stock, to elect directors to the Elizabeth Arden board of directors pursuant to their Designation Rights, (i) for so long as the Purchasers’ Percentage Interest is (as defined in the Shareholders Agreement) is at least the Minimum Threshold but less than the 20% Threshold, the Purchasers will have the right to jointly designate for nomination one member of the Elizabeth Arden board of directors and (ii) for so long as the Percentage Interest is at least the 20% Threshold, the Purchasers will have the right to jointly designate for nomination two members of the Elizabeth Arden board of directors. Under no circumstance will the Purchasers be permitted to designate for nomination more than two members of the Elizabeth Arden board of directors, although the Purchasers are not prohibited from making recommendations for new board members.

Additionally, until such time as the Purchasers are no longer entitled to elect at least one member of the Elizabeth Arden board of directors pursuant to the Articles of Amendment, the Purchasers will be entitled to designate and appoint directors who have been elected or appointed to the Elizabeth Arden board of directors by the Purchasers (the “Purchasers Directors”) to serve on all of the committees of the Elizabeth Arden board of directors (other than committees required to be comprised solely of independent directors; if and to the extent Purchasers Directors do not qualify) in proportion to such Purchasers Directors’ overall representation on the Elizabeth Arden board of directors; provided that the Purchasers will be entitled to designate and appoint at least one member to each such committee so long as it is entitled to elect at least one member to the Elizabeth Arden board of directors. Until such time as Purchasers are no longer entitled to designate or nominate for election at least one member of the Elizabeth Arden board of directors, Nightingale Onshore Holdings L.P. also has the right to appoint one non-voting observer to the Elizabeth Arden board of directors.

Consent Rights. The Purchasers have the consent rights described below, provided, that (x) such consent rights will be suspended if the Percentage Interest does not equal or exceed 15% on August 19, 2015, and (y) from and after August 19, 2015, the Purchasers will be entitled to consent rights at such times (and only at such times) that the Percentage Interest equals or exceeds 15%. Subject to the foregoing, Elizabeth Arden will not, and will cause each of its subsidiaries not to, take any of the following actions without the prior written approval of the Purchasers: (i) amend or otherwise change, or waive any provision of, its articles of incorporation or by-laws (or similar organizational documents), except for non-material changes undertaken for routine or administrative reasons that do not adversely affect the Purchasers; (ii) alter the size or powers of the Elizabeth Arden board of directors, except for non-material changes to the powers of the Elizabeth Arden board of directors or any committee undertaken for routine or administrative reasons that do not adversely affect the rights of the Purchasers (provided, however, that the Purchasers have consented to a temporary increase in the size of the Elizabeth Arden board of directors until the date of the 2015 annual meeting of Elizabeth Arden’s shareholders to the extent required for the Purchasers Directors to join the Elizabeth Arden board of directors); (iii) discontinue Elizabeth Arden’s status as a public company or SEC-reporting company, change Elizabeth Arden’s jurisdiction of organization, or apply to list (or materially alter or terminate its listing) on any stock exchange; (iv) until August 19, 2017, issue or sell any shares, subject to certain exceptions, for a consideration per share less than a price equal to the Warrant Price in effect immediately prior to such issue or sale; or (v) enter into any contract or otherwise obligate Elizabeth Arden or its affiliates to take any of the foregoing actions.

Preemptive Rights. The Purchasers will have certain preemptive rights with respect to any issuance (subject to certain exceptions) of any shares or equity-based securities by Elizabeth Arden or its affiliates that are issued after August 19, 2014, provided, that (x) such preemptive rights will be suspended if the Percentage Interest does not equal or exceed 10% on August 19, 2015, and (y) from and after August 19, 2015, the Purchasers will be entitled to preemptive rights at such times (and only at such times) that the Percentage Interest equals or exceeds 10%.

Standstill. Until the later of August 19, 2017 and the date on which there are no Purchasers Directors who are members of the Elizabeth Arden board of directors, the Purchasers have agreed not to acquire beneficial ownership of any equity, debt or convertible securities of Elizabeth Arden, or any warrant or option to purchase such securities, if such acquisition would result in the Purchasers beneficially owning more than 30% of the shares of capital stock of Elizabeth Arden entitled to vote generally in the election of directors.

The Purchasers have also agreed not to (i) propose, enter into or agree to enter into any merger, recapitalization, restructuring, change of control or other extraordinary transaction, (ii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of Elizabeth Arden and its subsidiaries, (iii) join or form a “group” (within the meaning of Section 13(d)(3) of the Act) with respect to any voting securities of Elizabeth Arden or its subsidiaries, except the group comprised of the Purchasers and their affiliates, (iv) seek the removal of any directors from the Elizabeth Arden board of directors or a change in the size or composition of the Elizabeth Arden board of directors, except as provided in the Shareholders Agreement or under the terms of the Series A Serial Preferred Stock, (v) except as otherwise permitted under the standstill, enter into any discussions, negotiations or agreements regarding any possible purchase or sale of any securities or assets of Elizabeth Arden and its subsidiaries (other than securities owned by the Purchasers), (vi) call or seek to call a special meeting of shareholders of Elizabeth Arden, (vii) deposit any Series A Serial Preferred Stock, Warrants or shares of Elizabeth Arden Common Stock in a voting trust or grant any proxy with respect thereto, (viii) enter into any swap or other agreement that hedges or transfers the economic consequences of ownership of the Warrants or the underlying shares of Elizabeth Arden Common Stock, (ix) contest the validity of the restrictions described in this paragraph and the preceding paragraph, (x) finance, encourage or advise another person in connection with the foregoing, or (xi) disclose any intention or plan prohibited by or inconsistent with the foregoing, or take any action that would reasonably be expected to cause Elizabeth Arden to make a public announcement regarding any intention of the Purchasers to take an action prohibited by the foregoing. Notwithstanding the foregoing, the Purchasers are permitted to make private proposals to the Elizabeth Arden board of directors or the chief executive officer of Elizabeth Arden regarding mergers, business combinations and other extraordinary transactions involving Elizabeth Arden and its subsidiaries.

Voting for Directors. Until the later of August 19, 2017 and the date on which there are no Purchasers Directors who are members of the Elizabeth Arden board of directors in connection with any proposal submitted for Elizabeth Arden shareholder approval (at any annual or special meeting called, or in connection with any other action (including the execution of written consents)) related to the election or removal of directors of the Elizabeth Arden board of directors, the Purchasers will vote all shares beneficially owned by the Purchasers and entitled to vote as follows: (i) in favor of any nominee or director designated by the Elizabeth Arden board of directors or any nominating committee thereof (provided that the board’s or the nominating committee’s designation is consistent with the terms of the Shareholders Agreement); and (ii) against the removal of any director designated by the Elizabeth Arden board of directors or any nominating committee thereof.

Transfer Restrictions. Until August 19, 2017, the Purchasers may not transfer shares of Series A Serial Preferred Stock, Warrants or any shares issued upon any exercise of Warrants, other than to an affiliate of the Purchasers, except with the consent of Elizabeth Arden.

The Purchasers also have agreed not to transfer any securities of Elizabeth Arden (i) to any significant competitor of Elizabeth Arden, (ii) to certain prohibited transferees, or (iii) to any person or group (a) in a block constituting 5% or more of the securities of Elizabeth Arden entitled to vote generally in the election of directors (the “Voting Securities”) (subject to certain exceptions), or (b) if the Purchasers know (after reasonable inquiry) that such transfer would result in the transferee beneficially owning 9.5% or more of the Voting Securities. Notwithstanding the foregoing, Purchasers may transfer all of the Warrants in a single block, subject to Elizabeth Arden’s right of first refusal. Purchasers have also agreed to grant Elizabeth Arden a right of first offer with respect to any shares of Elizabeth Arden Common Stock sought to be sold by Purchasers. The restrictions on transfer described in this paragraph will be applicable to any shares of Elizabeth Arden Common Stock owned by Purchasers or any of their affiliates, including shares in future acquisitions, including the Offer.

Future Acquisitions of Shares. Elizabeth Arden has agreed that if the Purchasers commence (within the meaning of Rule 14d-2 under the Act) a tender offer to purchase issued and outstanding shares and file a Tender Offer Statement on Schedule TO with the SEC, Elizabeth Arden will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 as soon as practicable with respect to such tender offer. Elizabeth Arden has agreed that, subject to the fiduciary obligations of its board of directors, it will (a) recommend acceptance of such tender offer or (b) express no opinion and remain neutral toward such offer.

Elizabeth Arden has also agreed to reasonably cooperate with the Purchasers in making all necessary registrations and filings and taking all steps as may be necessary to obtain any governmental approvals, including making antitrust filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as promptly as possible (and in any event within five business days of the date of filing of the Schedule TO).

Registration Rights. The Purchasers are entitled to certain demand and piggyback registration rights. Elizabeth Arden will not be required to effect more than four demand registrations (or more than two in any twelve month period or one (1) in any six month period) or effect more than one demand registration on Form S-1, subject to customary limitations.

In the event that Elizabeth Arden proposes to register any shares of Elizabeth Arden Common Stock (or securities convertible into or exercisable for shares of Elizabeth Arden Common Stock) in connection with a public offering (other than any offering registered on Form S-4 or Form S-8 or offerings to directors, members of management, employees or certain representatives of Elizabeth Arden or its subsidiaries, or in connection with dividend reinvestment plans) solely for cash (whether for its own account or for the account of any other person (other than Purchasers) possessing contractual demand registration rights), Purchasers will be entitled to certain “piggyback” registration rights allowing them to include Elizabeth Arden’s shares that they own in such registration, subject to customary limitations. As a result, whenever Elizabeth Arden proposes to register any shares of Elizabeth Arden Common Stock, subject to certain other exceptions, Purchasers are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Governing Law. The Shareholders Agreement is governed by New York law, other than to the extent the laws of Florida mandatorily apply.

Item 4.	The Solicitation or Recommendation

(a) Solicitation Recommendation—No Opinion/Remaining Neutral Toward the Offer.

The Elizabeth Arden board of directors determined by unanimous vote of all directors to express no opinion and remain neutral with respect to the Offer. Accordingly, Elizabeth Arden has not made a determination as to whether the Offer is fair to, or in the best interests of, its shareholders and is not making a recommendation regarding whether Elizabeth Arden’s shareholders should participate in the Offer.

Elizabeth Arden urges each shareholder to make its own decision regarding the Offer, including, among other things, the adequacy of the Offer Price, based on all of the available information and in light of the shareholder’s own investment objectives, the shareholder’s view with respect to Elizabeth Arden’s prospects and outlook, the matters considered by the Elizabeth Arden board of directors, as noted below, and any other factors that the shareholder deems relevant to its investment decision.

(b) Background and Reasons for the Board’s Position.

Background

On August 25, 2014, the Purchasers issued a joint press release announcing that they intended to commence a partial tender offer to purchase up to 6,442,013 shares of Elizabeth Arden Common Stock, constituting approximately 20% of the outstanding shares of common stock of Elizabeth Arden (including shares of common stock underlying warrants held by the Purchasers), at a price of $17.00 per share in cash.

On August 27, 2014, the Purchasers, Nightingale GP LLC and Rhône Capital IV commenced a partial tender offer to purchase up to 6,442,013 shares of Elizabeth Arden Common Stock at a price of $17.00 per share in cash by filing a Tender Offer Statement on Schedule TO with the SEC (the “Offer”).

On September 3, 2014, at a special meeting of the Elizabeth Arden board of directors, the Elizabeth Arden board of directors met to evaluate the relative merits of the Offer and formulate a recommendation to Elizabeth Arden shareholders regarding the Offer. At the meeting, representatives of Goldman Sachs presented to the board of directors, among other things, a summary of the terms and conditions of the Offer, a comparison of the Offer Price against Elizabeth Arden’s historical stock price performance and a comparison of the multiple implied by the Offer Price against Elizabeth Arden’s historical multiples. The Elizabeth Arden board of directors then considered Elizabeth Arden’s obligation pursuant to the federal securities laws to issue a statement on Schedule 14D–9. After review and consideration, the Elizabeth Arden board of directors unanimously determined, in consultation with Goldman Sachs and Weil, to express no opinion and remain neutral with respect to the Offer for the reasons discussed below.

Reasons for the Board’s Position

In evaluating the Offer and determining to express no opinion to the Elizabeth Arden’s shareholders and to remain neutral with respect to the Offer, the Elizabeth Arden board of directors consulted with Elizabeth Arden’s senior management and its financial and legal advisors and considered a number of factors, including the following:

1)	Not a Change of Control Transaction. The Elizabeth Arden board of directors considered that the Offer would not by itself result in a change of control of Elizabeth Arden and that the Elizabeth Arden board of directors expected that Elizabeth Arden would continue to be an independent company and that the Elizabeth Arden Common Stock would continue to be publicly traded following the completion of the Offer, regardless of whether the Offer is successfully completed by the Purchasers. Furthermore, the board of directors considered that the Purchasers and Rhône Capital IV have disclosed publicly that the Elizabeth Arden Common Stock underlying the Warrants and to be acquired pursuant to the Offer are to be held for investment purposes. The terms of the Shareholders Agreement preclude Rhône Capital IV and its affiliates from acquiring more than 30% of the total voting power of Elizabeth Arden’s equity securities until the later of August 19, 2017 or the date on which there are no Purchaser Directors who are members of the Elizabeth Arden board of directors and, although Rhône Capital would, upon successful completion of the Offer, beneficially own a relatively significant percentage of the outstanding shares of Elizabeth Arden Common Stock (approximately 27.6% after giving effect to the percentage of shares Rhône Capital beneficially owns according to the Offer to Purchase), the board of directors does not expect this level of beneficial ownership by Rhône Capital, taking into account Rhône Capital’s intent to hold Elizabeth Arden Common Stock for investment purposes and the restrictions imposed by the Shareholders Agreement, to interfere with Elizabeth Arden’s ability to pursue its strategic business objectives.

2)	Individual Investment Decision. The Elizabeth Arden board of directors considered that each shareholder could make an independent judgment of whether to maintain its interest in Elizabeth Arden or to reduce or eliminate its interest in Elizabeth Arden by participating in the Offer based on publicly available information. Personal considerations that the Elizabeth Arden board of directors believed may be relevant to this decision include:

a.	the shareholder’s determination of the adequacy of the Offer Price in light of the shareholder’s own investment objectives;

b.	the shareholder’s views as to Elizabeth Arden’s prospects and outlook or the likelihood that Elizabeth Arden will enter into a strategic transaction that will include a change of control premium to be paid to Elizabeth Arden’s shareholders that is larger than any premium paid in the Offer;

c.	the shareholder’s need for liquidity or diversification of its investment portfolio;

d.	other investment opportunities, including other types of investments, available to the shareholder;

e.	whether the shareholder requires current income on its investment in Elizabeth Arden;

f.	the shareholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the shareholder may wish to consult with competent investment professionals;

g.	the tax consequences to the shareholder of participating in the Offer, for which the shareholder may wish to consult with competent tax advisors; and

h.	the factors considered by the Elizabeth Arden board of directors as described herein and any other factors that the shareholder deems relevant to its investment decision.

3)	Comparison of Offer Price and Recent Trading Prices. The Elizabeth Arden board of directors reviewed the historical market prices, volatility and trading information with respect to the Elizabeth Arden Common Stock, including the fact that the Offer Price represents (i) a premium of approximately 3.7% and 1.1% over the volume weighted average price of Elizabeth Arden Common Stock for the five (5) trading days and nine (9) trading days, respectively, following announcement of the Elizabeth Arden’s earnings for the quarter and year ended June 30, 2014; (ii) a premium of approximately 0.5% over Elizabeth Arden’s closing share price on August 25, 2014, the last trading day prior to announcement of the Offer; (iii) a discount of 0.6% to Elizabeth Arden’s closing price per share on August 29, 2014, the last full trading day before the Offer commenced; and (iv) a discount of 0.3% to Elizabeth Arden’s closing price per share on September 2, 2014, the last full trading day before the September 3, 2014 meeting of the board of directors held to evaluate the Offer.

4)	Shares Sold in the Offer will not be Subject to the Risks and Rewards of Ownership of Elizabeth Arden Common Stock. The Elizabeth Arden board of directors considered that shareholders who tender their shares in the Offer (i) would eliminate many risks and uncertainties that come with owning shares of Elizabeth Arden Common Stock, including those related to the performance of Elizabeth Arden, the industry in which Elizabeth Arden operates, the financial markets and prices at which other offerors may be willing to pay for their shares of Elizabeth Arden Common Stock; and (ii) would forego the opportunity to participate in any future benefits arising from continued ownership of those shares, including any potential future earnings growth of Elizabeth Arden and any subsequent increase in the market value of Elizabeth Arden Common Stock.

5)	Possibility of Alternative Strategic Transactions. The Elizabeth Arden board of directors considered that shareholders whose shares of Elizabeth Arden Common Stock are tendered and purchased in the Offer will not participate in any future strategic transactions involving Elizabeth Arden, such as a sale of Elizabeth Arden or a significant part of its assets or capital stock. Although no such transaction is pending or contemplated at this time, the Elizabeth Arden board of directors cannot predict if or when any such transaction may result in the future and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to Elizabeth Arden’s shareholders than the Offer.

6)	Ability to Change Recommendation. The Elizabeth Arden board of directors considered that the board can change its position and make a recommendation to Elizabeth Arden’s shareholders with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances or additional information comes to the attention of the board. The Elizabeth Arden board of directors considered that Elizabeth Arden’s shareholders who tender their shares in the Offer would have withdrawal rights as provided in the Offer and could withdraw Elizabeth Arden Common Stock tendered in the Offer prior to the expiration of the Offer if they desire to do so based on any changes to the board’s position with respect to the Offer or otherwise.

The description above is not exhaustive but summarizes the material factors considered by the Elizabeth Arden board of directors. In view of the variety of factors and the amount of information considered, the Elizabeth Arden board of directors did not find it practicable to, and did not attempt to, provide specific assessments of, quantify, rank or otherwise assign relative weight to the specific factors considered in determining its recommendation.

Although the Elizabeth Arden board of directors is not expressing an opinion and is remaining neutral with respect to the Offer, it is expressing no view, and should not be interpreted as expressing a view as to the position the Elizabeth Arden board of directors would take with respect to any effort by the Purchasers or other affiliate of Rhône Capital or any other person to take any actions to further increase its holdings in Elizabeth Arden, or to seek by any means to exercise control of, or a controlling influence with respect to, Elizabeth Arden.

To Elizabeth Arden’s knowledge after reasonable inquiry, neither Elizabeth Arden nor any of Elizabeth Arden’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Elizabeth Arden Common Stock held of record or beneficially by them in the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Neither Elizabeth Arden nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of Elizabeth Arden with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions in Elizabeth Arden Common Stock have been effected during the past 60 days by Elizabeth Arden or any of its subsidiaries or, to the best of Elizabeth Arden’s knowledge, by any executive officer, director or affiliate of Elizabeth Arden, except as set forth on Annex A hereto.

Item 7.	Purposes of the Transaction and Plans or Proposals

Elizabeth Arden is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of Elizabeth Arden’s securities by Elizabeth Arden, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Elizabeth Arden or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Elizabeth Arden or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Elizabeth Arden.

There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

The board of directors and management of Elizabeth Arden remain committed to enhancing value for all of Elizabeth Arden’s shareholders and will continue to communicate with shareholders regarding these matters.

Item 8.	Additional Information

Appraisal Rights

Elizabeth Arden’s shareholders do not have appraisal rights in connection with the Offer.

Florida Anti-Takeover Statutes

A number of states (including Florida) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, shareholders, principal executive offices or principal places of business therein. Elizabeth Arden, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws.

Elizabeth Arden is incorporated in Florida and is subject to Section 607.0901 and Section 607.0902 of the Florida Business Corporations Act (“FBCA”).

The Elizabeth Arden board of directors unanimously approved the Shareholders Agreement that permits the Offer, thereby exempting the Offer and the transactions contemplated thereby from the operation of Section 607.0901 and Section 607.0902 of the FBCA.

Section 607.0901 of the FBCA provides that, unless a specified exception is met, an interested shareholder (i.e., a person owning 10% or more of a corporation’s outstanding voting stock) may not engage in an “affiliated transaction” (including a merger or other significant corporate transactions) with a Florida corporation unless such transaction is approved by two-thirds of the voting shares of Elizabeth Arden excluding those shares beneficially owned by the interested shareholder.

This provision is not applicable under certain circumstances, including when:

•	a majority of the disinterested directors approve the transaction,

•	the corporation has not had more than 300 shareholders of record at any time during the three years prior to the date on which the affiliate transaction was announced,

•	the interested shareholder has beneficially owned at least 80% of the outstanding voting shares of the company for at least five years prior to the date on which the affiliated transaction was announced,

•	the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the company exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors,

•	the corporation is an investment company registered under the Investment Company Act of 1940, or

•	in the affiliated transaction, “fair price” consideration (as set forth in Section 607.0901 of the FBCA) is paid to the holders of each class or series of voting shares of the company and certain other conditions are met.

Section 607.0902 of the FBCA provides that shares of publicly held Florida corporations that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by a vote of the holders of a majority of all the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquiror to have voting power within the following ranges or to move upward from one range into another: (i) one-fifth, but less than one-third; (ii) one-third, but less than a majority; or (iii) a majority or more of such votes.

Section 607.0902 of the FBCA does not apply to an acquisition of shares of a publicly held Florida corporation (i) pursuant to a merger or share exchange effected in compliance with the FBCA if the publicly held Florida corporation is a party to the merger or share exchange agreement, or (ii) if such acquisition has been approved by the corporation’s board of directors before the acquisition.

Forward–Looking Statements

Certain statements in this Schedule may constitute “forward–looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Elizabeth Arden wishes to caution its shareholders that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward–looking statements. Elizabeth Arden refers its shareholders to the documents that Elizabeth Arden files from time to time with the SEC, specifically the section entitled “Risk Factors” of its most recent Annual Report filed on Form 10–K, as amended and as updated by its Quarterly Reports on Form 10–Q and Current Reports on Form 8–K, each of which contains and identifies other important factors that could cause actual results to differ materially from those contained in Elizabeth Arden’s projections or forward–looking statements. Elizabeth Arden shareholders are cautioned not to place undue reliance on these forward–looking statements, which speak only as of the date of this Schedule. All subsequent written and oral forward–looking statements by or concerning Elizabeth Arden are expressly qualified in their entirety by the cautionary statements above. Elizabeth Arden does not undertake any obligation to publicly update or revise any forward–looking statements because of new information, future events or otherwise.

Additional Information and Where It Can Be Found

Elizabeth Arden files documents from time to time with the SEC. These documents are available free of charge on the SEC’s website at http://www.sec.gov. In addition, Elizabeth Arden shareholders may obtain free copies of the documents filed with the SEC by contacting Elizabeth Arden’s Investor Relations Department at (212) 261-1000 or by accessing Elizabeth Arden’s investor relations website at http://ir.elizabetharden.com.

Item 9.	Material to be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Schedule TO-T, dated August 27, 2014 (incorporated herein by reference to the Schedule TO-T, dated August 27, 2014 filed by the Purchasers with the SEC on August 27, 2014)

(a)(1)(B)	Offer to Purchase, dated August 27, 2014 (incorporated herein by reference to the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-T, dated August 27, 2014 filed by the Purchasers with the SEC on August 27, 2014)

(a)(1)(C)	Form of Letter of Transmittal (incorporated herein by reference to the Form of Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO-T, dated August 27, 2014 filed by the Purchasers with the SEC on August 27, 2014)

(b)	Not applicable

(c)	Not applicable

d(1)	Securities Purchase Agreement, dated as of August 19, 2014, by and between the Company and Purchasers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Elizabeth Arden on August 19, 2014)

d(2)	Articles of Amendment to the Amended and Restated Articles of Incorporation of Elizabeth Arden, Inc. Designating Series A Serial Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Elizabeth Arden on August 19, 2014)

d(3)	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Elizabeth Arden on August 19, 2014)

d(4)	Shareholders Agreement dated as of August 19, 2014, by and between Elizabeth Arden and Purchasers (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Elizabeth Arden on August 19, 2014)

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELIZABETH ARDEN, INC.

By:	/s/ Marcey Becker
Name:	Marcey Becker
Title:	Senior Vice President, Finance and Corporate Development

Dated: September 8, 2014

ANNEX A

Recent Transactions by Elizabeth Arden and Directors, Executive Officers,

Affiliates and Subsidiaries of Elizabeth Arden

Name	Date of Transaction	Nature of Transaction	No. of Shares/Options	Share Price/Strike Price	Transaction Type

OFFICERS

Beattie, E. Scott	8/21/2014	Acquisition	31,838	$0.00	Vest of restricted stock units
Chairman, President & Chief Executive Officer	8/21/2014	Disposition	8,710	$17.26	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units
	8/21/2014	Acquisition	132,100	$0.00	Grant of restricted stock units
	8/21/2014	Disposition	28,500	$0.00	Forfeiture of performance-based restricted stock units
	8/21/2014	Acquisition	91,800	$17.26	Stock option grant
Lauzat, Eric	8/21/2014	Acquisition	15,600	$0.00	Grant of restricted stock units
EVP & GM-International	8/21/2014	Acquisition	19,300	$17.26	Stock option grant
Little, Rod R.	8/21/2014	Acquisition	13,000	$0.00	Grant of restricted stock units
EVP & Chief Financial Officer	8/21/2014	Acquisition	16,100	$17.26	Stock option grant
Marina, Oscar E.	8/21/2014	Acquisition	2,800	$0.00	Vest of restricted stock units
EVP, General Counsel & Secretary	8/21/2014	Disposition	767	$17.26	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units
	8/21/2014	Acquisition	6,500	$0.00	Grant of restricted stock units
	8/21/2014	Acquisition	8,100	$17.26	Stock option grant
Pirard, Pierre	8/21/2014	Acquisition	5,900	$0.00	Vest of restricted stock units
EVP, Product Innovation & Global Supply Chain	8/21/2014	Disposition	2,011	$17.26	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units
	8/21/2014	Acquisition	13,000	$0.00	Grant of restricted stock units
	8/21/2014	Acquisition	16,100	$17.26	Stock option grant
Ronkin, Joel B.	8/21/2014	Acquisition	11,033	$0.00	Vest of restricted stock units
EVP, GM - North America	8/21/2014	Disposition	3,019	$17.26	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units
	8/21/2014	Acquisition	23,500	$0.00	Grant of restricted stock units
	8/21/2014	Acquisition	29,000	$17.26	Stock option grant

DIRECTORS

Thomas, J. W. Nevil	8/20/2014	Disposition	2,095	$15.25	Gift of shares to unaffiliated third party